UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31403

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

(Full title of the Plan)

PEPCO HOLDINGS LLC

(a Delaware limited liability company)

701 Ninth Street, N.W.

Washington, D.C. 20068

(202) 872-2000

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) – Schedule H – Line 4(i) as of December 31, 2015, and Schedule of Reportable Transactions – Schedule H – Line 4(j) for the year then ended has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SB & Company, LLC

Washington, D.C.

June 24, 2016

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value
Participant-directed
Registered investment companies	$636,471,153	$634,441,083
Common/collective trusts	299,618,334	297,405,519
Non-participant-directed
Pepco Holdings, Inc. Common Stock Fund	134,364,083	149,351,914

Total investments	1,070,453,570	1,081,198,516
Receivables
Notes receivable from participants	25,486,899	25,658,354

Net assets available for benefits, at fair value	1,095,940,469	1,106,856,870
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,626,769)	(4,742,436)

NET ASSETS AVAILABLE FOR BENEFITS	$1,093,313,700	$1,102,114,434

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015
ADDITIONS
Contributions
Participants	$41,342,469
Employer	13,841,393
Rollover receipts	2,588,580

Total contributions	57,772,442

Investment income
Interest and dividend income from investments	36,437,565
Net depreciation in fair value of investments	(33,619,490)
Interest income from notes receivable from participants	867,957

Net investment income	3,686,032

Other additions	46,414

Total additions	61,504,888

DEDUCTIONS
Participant withdrawals and distributions	69,218,516
Administrative expenses and other deductions	1,087,106

Total deductions	70,305,622

Net decrease in net assets available for benefits	(8,800,734)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,102,114,434

End of year	$1,093,313,700

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Pepco Holdings, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan established by Pepco Holdings LLC (formerly Pepco Holdings, Inc.) (“PHI”, or for periods before March 23, 2016, the “Company”) that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). The Pepco Holdings, Inc. Common Stock Fund (“Stock Fund”), which was an investment option under the Plan as of December 31, 2015 and 2014, is invested primarily in PHI common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Change of Plan Sponsor

On March 23, 2016, in conjunction with an Agreement and Plan of Merger (the “Merger Agreement”), PHI merged into Exelon Corporation (“Exelon” or, for periods on or after March 23, 2016, the “Company”) as an indirect, wholly owned subsidiary of Exelon with Exelon becoming the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Effective March 23, 2016, Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed. Prior to March 23, 2016, the PHI Administrative Board was the Plan Administrator and the PHI Investment Committee was responsible for the selection and retention of investment options. The Plan’s trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the “Plan Trustee”). The Plan’s investments are held in a trust account at The Vanguard Group, Inc. (“Vanguard”) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the “Trust”). Vanguard also serves as the Plan’s recordkeeper.

Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.01 per share, of PHI was canceled and converted into $27.25 in cash, without interest. The Stock Fund closed on March 23, 2016 and is no longer available as an investment option in connection with the closing of the merger. All Company matching contributions made after the closing of the merger are made in cash and invested in accordance with the allocations of participants’ contributions (with any allocations to the Stock Fund to be redirected as specified in the following sentence). On April 5, 2016, remaining participant balances in the Stock Fund were transferred to the Target Retirement Trust II with the target date closest to the year when the participant reached or will reach age 65.

Participation

Management employees (representing non-bargaining unit, full-time employees and part-time employees with 20 or more hours per week, or part-time employees working less than 20 hours per week with 1,000 or more hours in a plan year) of PHI’s wholly owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Delmarva Power & Light Company, and Atlantic City Electric Company) and certain subsidiaries of Exelon that employ individuals who were employed at locations owned by PHI prior to the merger are eligible to participate in the Management Sub Plan upon their date of hire (and as soon as administratively feasible).

Full-time regular or temporary employees represented by the International Brotherhood of Electrical Workers (IBEW) Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible). Casual or part-time employees are eligible after working 1,000 or more hours in a plan year. Full-time employees represented by IBEW Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Part-time or temporary employees become eligible after 1,000 hours of service within a plan year. Employees represented by IBEW Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service for full-time regular employees, or after 1,000 hours of service, in a plan year, for part-time and temporary employees. Full-time employees represented by IBEW Local 210 participate in the Local 210 Sub Plan and are

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

eligible to participate on their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours in a plan year. Full-time employees represented by IBEW Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours within a plan year. The POSC Sub Plan and the Petron Sub Plan are closed to new participants. Existing participants in these two Sub Plans are former employees who have an account balance in the Sub Plans but are no longer able to make contributions.

Employees are automatically enrolled in the Plan after 60 days at 3% of their eligible earnings on a pre-tax basis; however, they can opt out or elect to change the percentage at any time. If the employee does not make an affirmative election to change the percentage, the contribution rate will be increased by 1% per year (up to a maximum of 6%).

Participant Contributions

In all Sub Plans, participants may contribute up to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum contribution allowable under the Code.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (“IRS”) limits on that type of contribution or be contributing at the maximum base pay level. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Company Matching Contributions

For participants in the Management Sub Plan and the Local 210-5 Sub Plan (hired before August 1, 2011), the Company provided matching contributions in PHI common stock through March 23, 2016 equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 210-5 Sub Plan hired on or after August 1, 2011, the Company provided matching contributions in PHI common stock through March 23, 2016 equal to 50% up to 6% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provided matching contributions in PHI common stock through March 23, 2016 equal to 50% up to 5% (6% if hired after September 1, 2010) of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provided matching contributions in PHI common stock through March 23, 2016 equal to 50% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provided matching contributions in PHI common stock through March 23, 2016 equal to 50% up to 6% of the base pay contributed.

The Company’s matching contributions were made in PHI common stock through March 23, 2016 and were made in the form of authorized and previously unissued shares, treasury shares or in cash for the purchase of PHI common stock on the open market. The Company’s matching contributions subsequent to March 23, 2016 are being made in cash.

Investment Options

All contributions to the Plan are held in trust by the Plan Trustee for the exclusive benefit of the participants, and the Plan is intended to satisfy Section 404(c) of ERISA. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan.

Effective October 1, 2014, participants’ accounts are charged a flat administrative fee. The administrative fee for 2015 and 2014 was $52 per year ($13 per quarter). The fee is deducted from each investment in the participant’s account on a pro-rata basis.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Effective October 1, 2014, participants invested in certain non-Vanguard funds receive a quarterly credit equal to the amount of the revenue sharing paid to Vanguard by the non-Vanguard fund. Such credit is applied to the participants’ accounts.

Effective October 1, 2014, changes were made to the investment options offered under the Plan. The registered investment companies’ Target Retirement Fund options were replaced with common/collective trust Target Retirement Fund options. Below is a brief description of each of the investment options available as of December 31, 2015 and 2014. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.

•	Target Date Funds –Target date funds included in the common/collective trusts are primarily comprised of investments in Vanguard mutual funds using an asset allocation strategy for investors planning to retire and leave the workforce in or within a few years of the target year. The trust fund’s asset allocation will become more conservative over time. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Total International Bond Index Fund, and Vanguard Total International Stock Index Fund. The trust fund’s indirect stock and bond holdings are a diversified mix of domestic and international capitalization stocks and fixed income securities.

•	Actively-managed funds –These are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.

•	Passively-managed funds –These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.

•	Pepco Holdings, Inc. Stock Fund –This fund, which was closed on March 23, 2016, primarily invested in Pepco Holdings, Inc. common stock with some short term liquid investments. This fund was not diversified and was considered riskier than a “diversified” portfolio.

Notes Receivable from Participants

A participant may, upon application, borrow from the Plan, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant’s account at the time of each loan distribution.

The number and amount of loans allowed to a participant are restricted by the Sub Plans and are consistent with IRS regulations. A participant may have up to four loans outstanding at any time with a term length between one and five years, or between one and 30 years for a primary residence. The prevailing prime lending rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum.

If an active participant has four outstanding loans and pays off one loan, they will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not timely made, the loan will be in default and converted to a taxable distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed. To date, the Plan has not experienced any collectability issues with notes receivable from participants.

Withdrawals by Participants While Employed

While employed, a participant may make certain withdrawals of vested contributions online or by phone. Pre-tax employee contributions may only be withdrawn for the reason of financial hardship, as defined in the Plan documents. At the age of 59 1⁄2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions, unless the participant’s withdrawal is of a non-matched contribution, or the matched contributions were in the Plan for 24 or more months. During this suspension period, no Company matching contributions are credited to the participant’s account.

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her Company matching contributions unless the contributions were in the Plan for 24 or more months.

Distributions upon Termination of Employment

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance is made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, disability retirement, permanent disability or termination may be made online or by phone. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary, (3) in regular installments for a period certain, not to exceed 10 years, or (4) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the Stock Fund may have been made in PHI common stock or cash based on the election of the participant through March 23, 2016. Distributions cannot be deferred beyond the April 1st of the year following the year the participant attains age 70 1⁄2, unless he or she is still employed by the Company. Distributions from the remaining investment options are made in cash.

Upon termination of service, participants with a balance of $1,000 or less, who do not make an affirmative distribution election, will have their account balance paid out in a lump-sum. Upon termination, participants with an account balance greater than $1,000 and less than or equal to $5,000, who do not elect a distribution, will have their account balance automatically rolled over by the Plan into an individual retirement account with Vanguard.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option’s prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. Certain administrative fees related to participant accounts are paid by the Company.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options.

Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and, through March 23, 2016, subject to limitations under applicable securities laws for transfers involving PHI common stock. Subject to the terms of the Plan or applicable law, participants may change the allocation of their future contributions among the investment options at any time.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

Investment Income

Dividends and earnings received on all funds, with the exception of the Stock Fund, are automatically reinvested in the fund to which those earnings apply.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employee Stock Ownership Plan

Participant’s holdings in the Stock Fund were represented by units in the Stock Fund and did not represent direct ownership of PHI common stock. Participants with investments in the Stock Fund had an option to receive a payout of their pro rata portion of any dividends paid on PHI stock held in the Stock Fund and allocated to units representing such pro rata interest in such stock or reinvest those dividends to purchase additional units in the Stock Fund.

2. Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust III Fund, which is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net investment income in the Trust, which consists of the realized gains or losses and the unrealized depreciation and appreciation on those Trust investments. See Note 4 – Fair Value of Investments for further information.

Participant Withdrawals and Distributions

Participant withdrawals and distributions are recorded when paid.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Plan are primarily related to investment management, administrative and recordkeeping fees. Expenses that are paid by the Company are not recorded as expenses of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account with a corresponding increase in the notes receivable from participants on the Statements of Net Assets Available for Benefits. Investment-related expenses are included in net depreciation of fair value of investments. Quarterly fees related to the administration of a participant’s account are charged to the participant’s account and are included in administrative expenses.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Investments measured at net asset value per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investments line item on the statement of net assets available for benefits. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.

In July 2015, the FASB issued authoritative guidance to simplify the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. The new guidance removes the requirement to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. The amendment also requires that investments (both participant-directed and nonparticipant-directed investments) of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. The new guidance is effective for periods beginning after December 15, 2015 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2015. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.

4. Fair Value of Investments

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

•	Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

•	Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.

Valuation Techniques Used to Determine Fair Value

The valuation methods for each investment category are described below.

Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. Funds which are valued daily based on quoted prices in active markets have been categorized as Level 1.

Common/collective trusts. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. The common/collective trust investments have no unfunded commitments and can be redeemed daily with no advance notice required. These funds have been categorized as Level 2.

Pepco Holdings, Inc. Common Stock Fund. This category represents PHI common stock held in the Stock Fund. Participants’ holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common stock. The fund’s unit value is determined by dividing the total current fair value of the

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

investments in the fund by the total number of units owned. The value of such units in the Stock Fund was $11.24 per unit and $11.64 per unit as of December 31, 2015 and 2014, respectively, as compared to PHI common stock, which had a fair value of $26.01 per share and $26.93 per share as of December 31, 2015 and 2014, respectively, equal to the closing price of one share of PHI common stock on the New York Stock Exchange. The fair value of the Stock Fund is classified as Level 2.

Transfer policy

The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.

The following tables present the fair value of assets and their level within the fair value hierarchy as of December 31, 2015 and 2014.

As of December 31, 2015

Investments	Level 1 (a)	Level 2 (a)	Total
Registered investment companies	$636,471,153	$—	$636,471,153
Common/collective trusts	—	299,618,334	299,618,334
Pepco Holdings, Inc. Common Stock Fund (b)	—	134,364,083	134,364,083

Total investments	$636,471,153	$433,982,417	$1,070,453,570

As of December 31, 2014

Investments	Level 1 (a)	Level 2 (a)	Total
Registered investment companies	$634,441,083	$—	$634,441,083
Common/collective trusts	—	297,405,519	297,405,519
Pepco Holdings, Inc. Common Stock Fund (b)	—	149,351,914	149,351,914

Total investments	$634,441,083	$446,757,433	$1,081,198,516

(a)	On October 1, 2014, several registered investment company balanced mutual funds, which were categorized as Level 1 in 2013, were replaced with similar common/collective trust investment options, which are categorized as Level 2 in 2014. There were no other transfers between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.
(b)	Represents interests in a stock fund that was closed on March 23, 2016. The underlying assets of the stock fund were primarily shares of PHI common stock.

5. Investment Contracts

FASB guidance on Plan Accounting – Defined Contribution Pension Plans (ASC 962) requires investment contracts indirectly held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust (the Vanguard Retirement Savings Master Trust). The Statements of Net Assets Available for Benefits present the fair value of the Vanguard Retirement Savings Master Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Master Trust is based on information reported by the issuer of the common/collective trust at year end. The contract value of the Vanguard Retirement Savings Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

6. Non-Participant-Directed Investments

The Company provided employer matching contributions to the Stock Fund which are included in a participant’s account together with contributions, if any, made by a participant that are allocated to the Stock Fund. Information about the components of and the significant changes in net assets relating to the Stock Fund is as follows:

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Pepco Holdings, Inc. Common Stock Fund:	2015	2014
Net Assets at Beginning of Year	$149,351,914	$119,775,463
Contributions (a)	15,227,108	14,402,914
Interest and dividend income	5,642,984	6,119,957
Net (depreciation) appreciation in fair value of investments	(4,733,578)	47,003,978
Participant withdrawals and distributions	(11,397,562)	(10,346,599)
Transfers	(20,614,940)	(28,115,723)
Other	888,157	511,924

Net Assets at End of Year	$134,364,083	$149,351,914

(a)	Includes employer contributions of $13,841,393 and $12,906,766 in 2015 and 2014, respectively.

7. Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	As of December 31, 2015	As of December 31, 2014
Net Assets available for benefits:
Net assets available for benefits per financial statements at end of year	$1,093,313,700	$1,102,114,434
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,626,769	4,742,436
Notes receivable from participants deemed distributed	(514,103)	(404,472)

Net assets available for benefits per the Form 5500	$1,095,426,366	$1,106,452,398

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	As of	As of
	December 31,	December 31,
	2015	2014
Notes receivable from participants:
Notes receivable from participants per financial statements at end of year	$25,486,899	$25,658,354
Notes receivable from participants deemed distributed	(514,103)	(404,472)

Net notes receivable from participants per the Form 5500	$24,972,796	$25,253,882

The following is a reconciliation of participant withdrawals and distributions per the accompanying financial statements to net benefit payments per the Form 5500:

Year Ended
December 31,
2015
Participant withdrawals and distributions:
Participant withdrawals and distributions per financial statements during the year	$69,218,516
Other	(21,289)

Net benefit payments per the Form 5500	$69,197,227

9. Income Tax Status

The Plan obtained its latest determination letter on March 26, 2014 in which the IRS states that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter and has filed a new application for determination in January 2015. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code.

Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan’s tax returns are subject to audits; however, there are currently no audits for any tax periods in progress.

10. Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

11. Related-Party Transactions

Investment options in the Plan include registered investment mutual funds and common/collective trusts managed by Vanguard. Vanguard is affiliated with the Plan Trustee, and therefore, these transactions qualify as exempt party-in-interest transactions, in accordance with ERISA.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PHI as Plan sponsor during 2015 and 2014 is a related party. As of December 31, 2015 and 2014, the Plan held investments of 5,165,862 shares and 5,545,931 shares of PHI common stock, respectively. These shares are indirectly held by participants through the ownership of 11,954,100 units and 12,830,920 units of the Stock Fund as of December 31, 2015 and 2014, respectively. The fair value of the common stock as of December 31, 2015 and 2014 was $134,364,083 and $149,351,914, respectively. Purchases of $32,646,957 and $31,900,887 and sales of $42,901,254 and $49,328,359 of PHI common stock were made during 2015 and 2014, respectively.

There have been no known prohibited transactions with a party-in-interest.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 52-2297449, Plan Number 17

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
	Registered Investment Companies
	Allianz:NFJ SCV;Inst		$4,956,525	$3,923,242
	Baron Growth		5,535,146	5,060,136
	WT:CRM Md Cp Val;Instl		3,602,568	2,485,281
	Cambiar Small Cap Inst		1,669,728	1,395,340
	Conestoga Small Cap		7,066,919	9,958,100
	Dodge & Cox Intl Stock		20,034,537	19,468,612
	Fidelity Contrafund		14,279,400	17,417,224
	Frank Mut Global Disc R6		4,044,935	3,509,964
	MFS Utilities R5		7,277,654	5,603,357
	MSIFT Midcap Growth Instnl		4,453,133	3,551,753
	MSIF US Real Estate Class I		9,204,652	9,131,559
	NB Genesis R6		5,378,716	4,830,240
	NeuBerSociallyRespnFdCIR6		442,446	406,761
	Oakmark Eqty & Inc;I		8,707,125	8,459,753
	PIMCO Total Return Fd, Instit		19,831,313	18,284,801
	T. Rowe Price Emerging Mkt St		6,269,676	5,700,060
	T. Rowe Price New Horizons Ret		12,230,243	12,674,548
	TRP Growth Stock Fund		35,261,235	50,169,415
	TRP Spectrum Growth		5,095,550	5,192,853
	TRP Spectrum Income Fund		7,506,174	7,068,968
	Templeton Global Bond R6		9,387,841	8,315,312
*	Vanguard Explorer Adm		5,586,862	4,698,198
*	Vanguard Extend Mkt Index Inst		38,786,229	40,779,998
*	Vanguard GNMA Fund Admiral Shs		29,031,740	28,768,138
*	Vanguard Inst Index Fund		121,441,128	173,849,685
*	Vanguard I-T Treasury Adm		7,970,196	7,908,421
*	Vanguard PRIMECAP Adm		46,584,360	45,113,589
*	Vanguard Prime Money Mkt		203,097	203,097
*	Vanguard Total Bond Idx Inst		50,113,621	48,718,845
*	Vanguard Total Intl Stock Inst		56,664,556	51,221,360
*	Vanguard Windsor II Fund Inv		36,987,270	32,602,543

	Total Registered Investment Companies Common/Collective Trusts		585,604,575	636,471,153
*	Vanguard Retirement Savings Trust III **		157,689,898	157,689,898
*	Vanguard Tgt Retire 2010 Tr II		3,555,389	3,599,386
*	Vanguard Tgt Retire 2015 Tr II		23,386,561	23,749,706
*	Vanguard Tgt Retire 2020 Tr II		19,457,121	19,600,154
*	Vanguard Tgt Retire 2025 Tr II		30,988,447	31,524,986
*	Vanguard Tgt Retire 2030 Tr II		9,870,997	9,979,734
*	Vanguard Tgt Retire 2035 Tr II		14,654,901	14,823,714
*	Vanguard Tgt Retire 2040 Tr II		7,359,184	7,394,340
*	Vanguard Tgt Retire 2045 Tr II		15,620,490	15,758,385
*	Vanguard Tgt Retire 2050 Tr II		6,924,911	6,938,706
*	Vanguard Tgt Retire 2055 Tr II		2,359,503	2,348,943
*	Vanguard Tgt Retire 2060 Tr II		276,739	275,239
*	Vanguard Tgt Retire Inc Tr II		5,858,261	5,935,143

	Total Common/Collective Trusts		298,002,402	299,618,334
*	Pepco Holdings, Inc. Common Stock Fund	PHI Common Stock	110,061,695	134,364,083
	Notes receivable from participants	Varying maturity dates from 2016-2045, with interest rates from 3.25% - 11%	—	25,486,899

Total			$993,668,672	$1,095,940,469

*	Represents party-in-interest
**	Fair value

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2015

Schedule H, Part IV, Item 4j of Form 5500

Employer Identification Number 52-2297449, Plan Number 17

Series of Transactions in Excess of Five Percent of Current Value of Plan Assets:

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Vanguard	Pepco Holdings, Inc. Common Stock Fund	$32,646,957	$—	$—	$32,646,957	$—
Vanguard	Pepco Holdings, Inc. Common Stock Fund	—	42,901,254	36,627,666	42,901,254	6,273,588

Columns (e) lease rental and (f) expense incurred with transaction, have been omitted as amounts are zero.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Date: June 24, 2016

/s/ Jennifer Franco
Jennifer Franco, Plan Administrator